

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 3, 2009

Mr. Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed on April 29, 2009**
> **File No. 1-15369**

Dear Mr. Forsyth:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Cover Page

1. We note the disclosure on the cover page that your common stock and series A preferred stock are registered pursuant to Section 12(g) of the Exchange Act. However, it appears that these securities should be identified as being registered pursuant to Section 12(b) of the Exchange Act. In this regard, we note these securities appear to have been subject to the Commission's order set forth in Release No. 34-54240 (July 31, 2006). Please advise or revise accordingly.

2. We note the disclosure on a Form 8-A you filed on October 5, 1999 that you registered under Section 12(b) of the Exchange Act rights to purchase series A junior participating preferred stock. We also note that the rights do not appear to have been redeemed or to have otherwise expired or been terminated. At the time of filing the Form 8-A, it appears that you were not eligible to register the rights under 12(b) of the Exchange Act and should have registered them at that time under 12(g) of the Exchange Act. Please advise or revise accordingly. Further, please revise the cover page of the Form 10-K accordingly to reflect the rights.

Item 1 - Business, page 3

3. Please review the disclosure throughout this section and consider revising to provide a more robust and detailed explanation of the products and services you provide, including the manner in which you source the products you lease. In this regard, we note that the current disclosure assumes a high-level of familiarity with your business and appears to focus more on marketing your company rather than explaining your business. For example, the disclosure under "Our Competitive Advantages" on page 4 does not provide any explanation of how your business and operations supports the bulleted assertions.

Competition, page 7

4. Please discuss the principal methods of competition in your industry. See Item 101(c)(1)(x) of Regulation S-K.

Item 1A - Risk Factors, page 9

Risks Relating to Our Small Size and Corporate Structure, page 17

We are the servicer and administrative agent for the WEST facility…, page 18

5. We note your disclosure that you "may be removed as servicer and administrative agent by the affirmative vote of a requisite number of holders of WEST facility notes upon the occurrence of specified events." Discuss these specified events.

Item 5 - Market for the Registrant's Common Equity and Related Stockholder…, page 19

6. With respect to the equity compensation plan table, please clarify whether the 1996 Stock Option/Stock Issuance Plan and the 2007 Stock Incentive Plan were approved by security holders. See Item 201(d) of Regulation S-K. Further, it appears the 2007 Stock Incentive Plan authorized awards of up to 2,000,000 shares of common stock. Please reconcile the authorized number of shares and the amount disclosed in the table.

Item 9A - Controls and Procedures, page 30

7. We note your description of the definition of internal control over financial
reporting. The description appears to be based on the definition of internal
control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under
the Exchange Act. As described, however, the description does not fully conform
to the definition set forth in those rules given that it does not indicate that your
internal control over financial reporting were designed by, or under the
supervision of, your principal executive and principal financial officers and
effected by your board of directors, management, and other personnel and
includes those policies and procedures as described in subparts (1), (2), and (3) of
the above-referenced rules. Please revise your disclosure to confirm, if true, that
your management's conclusion regarding effectiveness is based on the full
definition of internal control over financial reporting set forth in the applicable
rules. Alternatively, you may simply state, if true, that your management
concluded on the applicable dates that your internal control over financial
reporting was effective.

Item 15 - Exhibits and Financial Statement Schedules, page 31

8. Please re-file your Second Amended and Restated Credit Agreement, dated June
30, 2006, to include the omitted exhibits referenced therein. See Item 601(b)(10)
of Regulation S-K.

Exhibits 31.1 and 31.2

9. We note that paragraph 4 omits the certification regarding internal control over
financial reporting required by Item 601(b)(31) of Regulation S-K, as well as the
reference to the internal control over financial reporting in the introductory
paragraph. Please revise accordingly. Please also comply with this comment
with respect to your Form 10-Q for the quarter ended March 31, 2009.

10. Please revise paragraphs 4(c) and (d) and 5(a) of your certifications to read
exactly as set forth in Item 601(b)(31) of Regulation S-K. Please also comply
with this comment with respect to your Form 10-Q for the quarter ended March
31, 2009.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2009

Compensation Discussion & Analysis, page 9

11. Under an appropriately captioned heading, please disclose the material terms of
the each named executive officer's employment agreement or arrangement,
whether written or unwritten. Refer to Item 402(e)(1) of Regulation S-K.

Compensation Philosophy and Objectives, page 9

12. We note that your compensation committee considers the practices of comparable sized companies when designing your executive compensation programs and that it targets overall compensation at the 75th percentile of prevailing market compensation. Please identify the specific companies against which you compare the total compensation levels, indicate where each named executive officer's actual compensation fell with respect to the 75th percentile, and explain your reasons for paying any amount above or below the targeted percentile. See Item 402(b)(2)(xiv) of Regulation S-K. Further, please clarify whether you target individual elements of compensation.

Governance of Compensation Programs, page 9

13. Describe in further detail your reasons for increasing base salaries for Messrs. Willis and Forsyth, and explain why you entered into a revised employment agreement with Mr. Willis in December 2008. In addition, discuss your reasons for increasing Ms. Webber's salary in 2008.

Elements of Compensation, page 10

14. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Executive Compensation Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

Base Salary, page 10

15. Please disclose the elements of individual performance that you considered when determining base salary amounts, and explain how actual performance influences actual salary amounts. To the extent that considerations vary among your named executive officers, discuss separately. Further, please clarify what you mean by "internal comparability considerations." See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentive Compensation, page 10

16. We note that annual incentive compensation payouts are based on actual performance compared to pre-established individual and company goals. Please clearly identify all specific items of corporate and individual performance that are taken into account in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

17. Please disclose the target bonus percentages for each named executive officer and explain how these percentages were determined.

18. Provide a materially complete description of the correlation between performance under the incentive program and the payouts actually made to each of your named executive officers in 2008. Please understand that discussion of the various items of corporate and individual performance that were considered by the Executive Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined awards in 2008. For each named executive officer state the factors that you considered in deriving the payouts awarded and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Long-Term Incentive Compensation, page 10

19. We note that awards under your long-term incentive program are intended "to provide potential gains that are competitive with those offered in comparable companies." Please explain how actual equity amounts awarded to each named executive officer are determined in order to fulfill the program's stated intent. In addition, discuss whether and how other forms of compensation that you pay your named executive officers influence the amounts of long-term incentive compensation that you award. See Items 402(b)(1)(v) and (vi) of Regulation S-K.

Summary Compensation Table, page 12

20. In footnote (5) to your summary compensation table, please describe your methodology for computing the aggregate incremental cost of Mr. Willis's perquisites and other personal benefits. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Grants of Plan-Based Awards, page 13

21. Based on the discussion provided on page 10, your annual incentive compensation program includes a threshold below which payouts are not made. Please revise your grants of plan-based awards table to reflect such threshold.

22. Please provide additional tabular and footnoted disclosure to explain the grant date fair value amount of stock and/or options awarded to Mr. Beaumont in 2008.

Outstanding Equity Awards at Fiscal 2008 Year-End, page 14

23. Please revise footnote (2) to indicate which stock awards vest in four versus 5 years and disclose when each award was granted. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Potential Payments on Termination or Change of Control, page 16

24. Please quantity the value of the stock and option awards that would immediately vest upon termination or a change in control, explain how these values were determined, and include them in your computation of total severance under each scenario. See Item 402(j) of Regulation S-K.

25. We note from footnote (8) to your summary compensation table that Mr. Beaumont was paid $754,000 in severance. Please provide disclosure under this heading quantifying each component of severance actually paid and describing how those amounts were determined. See Instruction 4 to Item 402(j) of Regulation S-K.

Certain Relationships and Related Transactions, page 20

26. We note the disclosure in the first paragraph. Please disclose the information required by Item 404(b)(1)(iv) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director